PYXIS TANKERS INC.
59 K. Karamanli Street
15125 Maroussi, Greece

March 9, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Pyxis Tankers Inc. Registration Statement on Form F-1 (No. 333-253741)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement, filed with the United States Securities and Exchange Commission on Form F-1 on March 1, 2021, as thereafter amended, be accelerated so that it will be made effective at 5:00 p.m. Eastern Time on March 11, 2021, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Keith Billotti at (212) 574-1274, of Seward & Kissel LLP, counsel to the undersigned registrant.
Yours truly,

PYXIS TANKERS INC.

By:	/s/ Henry P. Williams
Name: Henry P. Williams
Title: Chief Financial Officer